

February 16, 2011

David Emery
Chief Executive Officer
Black Hills Corporation
625 Ninth Street
Rapid City, South Dakota 57701

> **Re: Black Hills Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-31303**

Dear Mr. Emery:

We have reviewed your letter dated January 27, 2011 in response to our comment letter dated December 28, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Items 7 and 7A. Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk, page 68

Oil and Gas, page 88

1.   We note your response to our comment three that your development of proved undeveloped reserves "represented approximately 0.7 percent, 5.2 percent, and 8.3 percent of proved undeveloped reserves reflected in our reserve reports at the beginning of the year for 2009, 2008 and 2007, respectively." This development rate – an average of about 5 percent over three years – indicates 20+ years are required to develop your PUD reserves. Rule 4-10(a)(31)(ii) states "Undrilled locations can be classified as having undeveloped reserves only if a development

plan has been adopted indicating that they are scheduled to be <u>drilled within five years</u>, unless the specific circumstances, justify a longer time." Item 1203(d) of Regulation S-K requires that registrants "Explain the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves." Please explain to us the steps you will take to comply with Rule 4-10(a) and Regulation S-K.

<u>Item 8. Financial Statements and Supplementary Data, page 127</u>

<u>Notes to Consolidated Financial Statements, page 136</u>

<u>Note 21. Oil and Gas Reserves and Related Financial Data (Unaudited), page 201</u>
<u>Standardized Measure of Discounted Future Net Cash Flows, page 205</u>

2.   In response eight, you present the "Previously estimated development costs incurred during the period" for 2008 as $44.5 million which is about 32 percent of the estimated future development costs presented in 2007. However, this resulted in the development of only 5 percent of your PUD reserves during 2008 as we noted in your response three. Please explain to us the reasons for the difference between your PUD development expenditures and the resulting PUD volume conversion to developed status.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 about engineering comments.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief